CI Fund Management Inc.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary





CI Place
151 Yonge Street, Eleventh Floor
Toronto, Ontario M5C 2W7
Telephone: 416-681-6507
Facsimile: 416-365-0501
E-mail: mkilleen@cifunds.com

January 4, 2005

SUPPL


SEC MAIL PROCESSING
RECEIVED
JAN 1 4 2005
WASH. D.C. 152 SECTION

United States Securities
and Exchange Commission
Washington, D.C. 20549

Dear Sirs:

Re: CI Fund Management Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FUND MANAGEMENT INC.

PROCESSED
JAN 26 2005
THOMSON FINANCIAL

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

MJK/cc
Encls.

c: Chris von Boetticher (w/o encls.)

j:\mjk\ltrs\sec-ltr.doc



82-4994



CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Fund Management reports sales and assets for November

TORONTO (December 1, 2004) – CI Fund Management Inc. ("CI") today reported total net sales of $67 million in November 2004.

CI Mutual Funds Inc. had net sales of $17 million, comprised of net sales of $22 million in long-term funds and net redemptions of $5 million in money market funds. Assante Wealth Management had net sales of $45 million in its funds.

Skylon Advisors Inc. recorded net sales of $5 million, resulting from the exercise of the over-allotment option on the initial public offering of Skylon All Asset Trust (TSX: SKA.UN), which was completed in October. The trust's agents acquired an additional 210,000 units of the trust at a price of $25 per unit, bringing the trust's total proceeds to $125 million.

CI's total fee-earning assets at November 30, 2004, were $65.7 billion, an increase of $1.3 billion or 2.1% from a month ago and an increase of 15% from a year earlier.

"Equity markets moved higher after the U.S. presidential election and our funds benefited," said Stephen A. MacPhail, Executive Vice-President, Chief Operating Officer and Chief Financial Officer. "As a result, we had our strongest month of asset growth since February 2004."

Total fee-earning assets consisted of managed assets of $50.1 billion and administered assets of $15.6 billion. Managed assets included investment fund assets at CI Mutual Funds and Assante of $44.2 billion, labour-sponsored funds of $174 million, structured products of $1.2 billion and institutional assets of $4.5 billion. Administered assets included $14.9 billion in assets at Assante and IQON Financial Management Inc. net of assets under management at Assante.

In November, CI announced that it had changed its dividend policy so that cash dividends will be paid to shareholders on a monthly rather than a quarterly basis. CI took this step to benefit investors who are seeking a steady income from their investments.

In accordance with this change, the Board of Directors declared a monthly dividend of $0.05 per common share payable on January 15, 2005, to shareholders of record on January 1, 2005.

Also in November, Morningstar Canada reported that CI Mutual Funds continued to have the most funds with its top five-star rating, at 23. This ranking includes all funds with Morningstar ratings for the period ending October 31, 2004. One Assante Artisan Portfolio also has a five-star rating. The Assante Optima Strategy Pools are not rated by Morningstar.

Further information can be found below in the table of unaudited month-end statistics, which is also available at www.cifunds.com under "Financial Reports" in the Corporate section.

CI Fund Management Inc. (TSX: CIX) is an independent, diversified Canadian-owned wealth management company. Through its principal operating subsidiaries, CI Mutual Funds Inc., Assante Corporation and Skylon Advisors Inc., CI offers a broad range of investment products and services, including an industry-leading selection of investment funds.



News Release

CI FUND MANAGEMENT INC. NOVEMBER 30, 2004 MONTH-END STATISTICS			
MONTHLY SALES DATA	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
CI funds excluding MMF	$449	$427	$22
CI money market	52	57	-5
TOTAL CI Funds	$501	$484	$17
TOTAL Assante Funds	$142	$97	$45
TOTAL Skylon Advisors	$5	$0	$5
TOTAL CI	$648	$581	$67

FEE-EARNING ASSETS	Oct. 31/04 (millions)	Nov. 30/04 (millions)	% Change
CI mutual/segregated funds	$34,913	$36,063	3.3
Assante funds	7,908	8,112	2.6
	$42,821	$44,175	3.2
Managed labour-sponsored funds	175	174	-0.6
Structured products	1,208	1,229	1.7
TOTAL Retail Managed Assets	$44,204	$45,578	3.1
Managed institutional	4,565	4,530	-0.8
TOTAL Managed Assets	$48,769	$50,108	2.7
CI administered assets	696	698	0.3
Assante/IQON assets under administration (net of Assante funds)	14,900	14,900	0.0
TOTAL FEE-EARNING ASSETS	$64,365	$65,706	2.1

AVERAGE RETAIL MANAGED ASSETS	Oct. 31/04 (millions)	Nov. 30/04 (millions)	% Change
Monthly	$44,354	$44,962	1.4
Quarter-to-date	$44,169	$44,431	0.6
Fiscal year-to-date	$44,066	$44,213	0.3

COMMON SHARES		FINANCIAL POSITION	(millions)
Outstanding shares	295,202,707	Bank debt	$224
In-the-money options	9,318,070	In-the-money option liability (net of tax)	32
Percentage of all options	100%	Cash & marketable securities	90
All options % of shares	3.2%	Net Debt Outstanding	$166
Dividend yield at $16.30	3.7%	Terminal redemption value of funds (est)	$817


Funds®

News Release

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

-30-

For further information contact:
Stephen A. MacPhail
Executive Vice-President, Chief Operating Officer
and Chief Financial Officer
CI Fund Management Inc.
(416) 364-1145



CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Funds retains Waterfall Investments to manage small-cap portfolios

TORONTO (December 1, 2004) – CI Mutual Funds Inc. ("CI") today announced that it has retained Waterfall Investments Inc. as a sub-advisor to several Canadian small-cap portfolios, effective immediately.

The agreement follows the decision by Portfolio Manager Peter Hodson to leave CI Funds and join Waterfall. Under the agreement, Mr. Hodson continues to manage the same portfolios as he did at CI, including Signature Canadian Small Cap Class, CI Explorer Fund and portions of the portfolios of Synergy Canadian Style Management Class, Synergy Canadian Tactical Asset Allocation Fund and Synergy Extreme Canadian Equity Fund.

Mr. Hodson has managed the $46 million Signature Canadian Small Cap Class (formerly Synergy Canadian Small Cap Class) since its inception in December 1997 and the $248 million CI Explorer Fund since December 2003. In managing Signature Canadian Small Cap Class, Mr. Hodson has achieved a five-year average annual compound return of 10.4%, including a calendar year return of 42.4% in 2003.

"Peter Hodson has been an asset to CI since he began managing funds for us, delivering excellent results in his Canadian small cap portfolios," said Peter W. Anderson, CI President and Chief Executive Officer. "Under this new agreement, the funds will not only benefit from his continued guidance, but from the combined expertise of the entire Waterfall team."

Mr. Hodson joined CI from Synergy Mutual Funds, which CI acquired in October 2003. Waterfall is a Toronto-based investment management firm with a seasoned team of investment managers and analysts that includes President and Chief Executive Officer Andrew McCreath, formerly a portfolio manager at Synergy Mutual Funds.

CI is a wholly owned subsidiary of CI Fund Management Inc. (TSX: CIX), an independent, Canadian-owned wealth management firm with approximately $65.7 billion in fee-earning assets under management as of November 30, 2004. Through its principal operating subsidiaries, CI Mutual Funds Inc., Assante Corporation and Skylon Advisors Inc., CI Fund Management offers a broad range of investment management products and services, including an industry-leading selection of investment funds. CI is on the Web at www.cifunds.com.

-30-

For further information, please contact:
Peter W. Anderson
President and Chief Executive Officer
CI Mutual Funds Inc.
(416) 364-1145



Place CI, 151, rue Yonge, 11e étage, Toronto (Ontario) M5C 2W7
Téléphone: 416 364-1145 Sans frais : 1 800 268-9374
www.fondsci.com

Communiqué

POUR DIFFUSION IMMÉDIATE **Symbole TSX : CIX**

Fonds CI retient les services de Waterfall Investments pour la gestion des portefeuilles à petite capitalisation

TORONTO (le 1er décembre 2004) – CI Mutual Funds Inc. (« CI ») a annoncé aujourd'hui qu'il a retenu les services de Waterfall Investments Inc. en tant que sous-conseiller pour plusieurs portefeuilles à petite capitalisation canadienne, avec prise d'effet immédiate.

L'entente s'annonce suite à la décision prise par le gestionnaire de portefeuille Peter Hodson de quitter Fonds CI et de se joindre à Waterfall. Sous les termes de l'entente, M. Hodson continuera à gérer les mêmes portefeuilles qu'il gérait à CI, y compris la Catégorie sociétés à petite capitalisation canadienne Signature, le Fonds explorateur CI et certaines parties des portefeuilles de Catégorie gestion de style canadien Synergy, Fonds canadien de répartition tactique d'actifs Synergy et Fonds extrême d'actions canadiennes Synergy.

M. Hodson gère la Catégorie sociétés à petite capitalisation canadienne Signature (anciennement la Catégorie sociétés à petite capitalisation canadienne Synergy) de 46 millions de dollars depuis sa création en décembre 1997 et le Fonds explorateur CI de 248 millions de dollars depuis décembre 2003. Au cours de la gestion de la Catégorie sociétés à petite capitalisation canadienne Signature, M. Hodson a obtenu un rendement composé annuel moyen sur cinq ans de 10,4 %, y compris un rendement de l'année civile de 42,4 % en 2003.

« Depuis qu'il gère des fonds avec nous, Peter Hodson a été un élément de grande valeur à CI, offrant d'excellents résultats dans ses portefeuilles à petite capitalisation canadienne, » a déclaré Peter W. Anderson, président et chef de la direction de CI. « Sous les termes de cette nouvelle entente, non seulement les fonds profiteront de sa direction continuelle, mais aussi de l'expertise collective de l'équipe entière de Waterfall ».

Avant de se joindre à l'équipe de CI, M. Hodson travaillait à Synergy Mutual Funds, acquise par CI en octobre 2003. Waterfall est une société de gestion de placement ayant son siège social à Toronto. Elle est composée d'une équipe chevronnée de gestionnaires de placement et d'analystes. Andrew McCreath en est le président et chef de la direction. M. McCreath occupait anciennement le poste de gestionnaire de portefeuille à Synergy Mutual Funds.

CI est une filiale en propriété exclusive de CI Fund Management Inc. (TSX : CIX), une société de gestion de placements indépendante, sous contrôle canadien, qui gérait un actif rapportant des commissions de 65,7 milliards de dollars le 30 novembre 2004. À travers ses principales filiales d'opération, CI Mutual Funds Inc., Assante Corporation et Skylon Advisors Inc., CI Fund Management offre une vaste gamme de choix de placements et de services, y compris une sélection sans égale de fonds de placement. CI est sur le Web à l'adresse : www.fondsci.com

-30-

Pour de plus amples renseignements, veuillez communiquer avec :
Peter W. Anderson, Président et chef de la direction, CI Mutual Funds Inc.



Communiqué

Tél. : (416) 364-1145



CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: GSX.PR.A **FOR IMMEDIATE RELEASE**

Global Resource Split Corp. Announces Quarterly Distribution to Preferred Shareholders

Toronto, December 3, 2004 – Global Resource Split Corp. (the "Corporation") announced today its quarterly distribution for the period ending December 31, 2004 of $0.13125 per preferred share payable on December 31, 2004 to shareholders of record as at December 15, 2004.

The Corporation's investment objectives for the preferred shares are to provide shareholders with fixed quarterly cash distributions of $0.13125 per share, representing a yield of 5.25% per annum on the issue price, and to return the original issue price of $10 to preferred shareholders at the time of redemption on June 30, 2009.

The Corporation's preferred shares are listed on the Toronto Stock Exchange under the symbol GSX.PR.A.

For more information, please contact:

Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\dec04\rel-global-res.doc



CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: CIP.UN **FOR IMMEDIATE RELEASE**

CI MASTER LIMITED PARTNERSHIP ANNOUNCES DISTRIBUTION TO LIMITED PARTNERS

Toronto, December 15, 2004 – CI Master Limited Partnership announced today its annual distribution to limited partners.

Rate:	$0.57 per limited partnership unit
Payable Date:	January 14, 2005
Record Date:	December 31, 2004

For further information, please contact:

Doug Jamieson
Vice-President
CI GP Limited
Tel. No.: (416) 364-1145

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82-4994



CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: DDJ.UN **FOR IMMEDIATE RELEASE**

DDJ U.S. HIGH YIELD FUND ANNOUNCES MONTHLY DISTRIBUTION TO UNITHOLDERS

Toronto, December 15, 2004 – DDJ U.S. High Yield Fund (the "Fund") announced today its monthly distribution for the month ending December 31, 2004 of $0.0625 per unit payable on January 14, 2005 to unitholders of record as at December 31, 2004.

The Fund's investment objectives are: (i) to provide unitholders with tax efficient monthly distributions consisting of capital gains and returns of capital of $0.0625 per unit ($0.75 per annum to yield 7.50% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Fund in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2013.

The Fund, managed by CI Mutual Funds Inc., is a closed-end fund listed on the Toronto Stock Exchange (DDJ.UN) which invests in a diversified portfolio consisting primarily of U.S. high yield debt instruments, fixed income securities and other obligations.

For further information, contact: CI Mutual Funds Inc.
(416) 364-1145
1-800-268-9374

j:\cvb\funds\ddj\distrib\ddj-us\2004\dec\dec04-us.dot

82-4994



CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: BOI.UN **FOR IMMEDIATE RELEASE**

BPI GLOBAL OPPORTUNITIES II FUND ANNOUNCES DISTRIBUTION TO UNITHOLDERS

Toronto, December 15, 2004 – BPI Global Opportunities II Fund (the "Fund") announced today that it will not be making an annual distribution to unitholders.

The Fund, managed by CI Mutual Funds Inc., a wholly-owned subsidiary of CI Fund Management Inc., is a closed-end investment trust listed on The Toronto Stock Exchange (BOI.UN) which invests in a globally diversified portfolio of stocks, bonds and other securities.

For further information, contact:
David C. Pauli
CI Mutual Funds Inc.
Tel. No.: (416) 364-1145

j:\cvb\funds\opps\oppsii\distrib\dec3104.dot



CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: HYB.UN **FOR IMMEDIATE RELEASE**

DDJ CANADIAN HIGH YIELD FUND ANNOUNCES DISTRIBUTION TO UNITHOLDERS

Toronto, December 15, 2004 -- DDJ Canadian High Yield Fund (the "Fund") announced today its quarterly distribution for the period ending December 31, 2004 of $0.60 per unit payable on January 14, 2005 to unitholders of record as at December 31, 2004.

The Fund's investment objective is to provide investors with a high level of current income distributed quarterly over the ten year life of the Fund while preserving capital for distribution to unitholders upon termination of the Fund. The Fund will also seek capital appreciation through investing in securities with potential for appreciation.

The Fund, managed by CI Mutual Funds Inc., is a closed-end fund listed on the Toronto Stock Exchange (HYB.UN) which invests in a diversified portfolio consisting primarily of high yield debt securities issued in the Untied States market by Canadian corporations.

For further information, contact: CI Mutual Funds Inc.
(416) 364-1145
1-800-268-9374

j:\cvb\funds\ddj\distrib\2004\dec\dec04-cdn.dot



CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: HYM.UN **FOR IMMEDIATE RELEASE**

High Yield & Mortgage Plus Trust Announces Distribution For Month Ending December 31, 2004

Toronto, December 15, 2004 – High Yield & Mortgage Plus Trust (the "Trust") announces a distribution for the month ending December 31, 2004 of $0.15625 per unit payable on January 14, 2005 to unitholders of record as at December 31, 2004.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.15625 per unit ($1.875 per annum to yield 7.5% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about December 31, 2014.

The Trust is listed on the Toronto Stock Exchange under the symbol HYM.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact:

Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\dec04\rel-skylon-highyield.doc



CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SAX.UN **FOR IMMEDIATE RELEASE**

Saxon Diversified Value Trust Announces Distribution For Month Ending December 31, 2004

Toronto, December 15, 2004 – Saxon Diversified Value Trust (the "Trust") announces a distribution for the month ending December 31, 2004 of $0.0666 per unit payable on January 14, 2005 to unitholders of record as at December 31, 2004.

The Trust's investment objectives are (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting primarily of capital gains and return of capital targeted to be $0.0666 per unit ($0.80 per annum to yield 8.00% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SAX.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact:

Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\dec04\rel-saxon.dot



CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SLN.UN **FOR IMMEDIATE RELEASE**

Skylon Capital Yield Trust Announces Distribution For Month Ending December 31, 2004

Toronto, December 15, 2004 – Skylon Capital Yield Trust (the "Trust") announces a distribution for the month ending December 31, 2004 of $0.1875 per unit payable on January 14, 2005 to unitholders of record as at December 31, 2004.

The Trust's investment objectives are (i) to provide unitholders with a stable stream of monthly distributions of $0.1875 per unit ($2.25 per unit per year resulting in a 9.0% annual yield on the subscription price of $25.00 per unit) consisting of capital gains and return of capital; and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about April 30, 2007.

The Trust is listed on the Toronto Stock Exchange under the symbol SLN.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\dec04\rel-skylon-capital.dot



CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SLP.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust Announces Distribution For Month Ending December 31, 2004

Toronto, December 15, 2004 – Skylon Global Capital Yield Trust (the "Trust") announces a distribution for the month ending December 31, 2004 of $0.1510 per unit payable on January 14, 2005 to unitholders of record as at December 31, 2004.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SLP.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact:

Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\dec04\rel-skylon-global.dot

82-4994



CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SPO.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust II Announces Distribution For Month Ending December 31, 2004

Toronto, December 15, 2004 – Skylon Global Capital Yield Trust II (the "Trust") announces a distribution for the month ending December 31, 2004 of $0.1510 per unit payable on January 14, 2005 to unitholders of record as at December 31, 2004.

The Trust's investment objectives are: (i) to provide holders of units with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SPO.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact:

Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\dec04\rel-skylon-globalii.dot



CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: Series A: SIA.UN
Series B: SIA.U

FOR IMMEDIATE RELEASE

Skylon International Advantage Yield Trust Announces Distribution for Month Ending December 31, 2004

Toronto, December 15, 2004 – Skylon International Advantage Yield Trust (the "Trust") announces distributions to unitholders of record for the month ending December 31, 2004 as follows:

Series	Distribution Amount	Record Date	Payment Date
Series A units	Cdn$0.1042 per unit	December 31, 2004	January 14, 2005
Series B units	US$0.0417 per unit	December 31, 2004	January 14, 2005

The Trust's investment objectives are: i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of Cdn$0.1042 per Series A unit (Cdn$1.25 per annum to yield 5.00% on the subscription price of Cdn$25 per unit), and US$0.0417 per Series B unit (US$0.50 per annum to yield 5.00% on the subscription price of US$10 per unit); and ii) to endeavour to preserve and enhance the net asset value of each series of units of the Trust in order to return at least the original subscription price of the units to investors on or about December 31, 2013.

Units of the Trust trade on the Toronto Stock Exchange as follows: Series A units (Cdn$) trade under the symbol SIA.UN and Series B units (US$) trade under the symbol SIA.U.

For more information, please contact:

Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

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CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com


RECEIVED
2005 JAN 19 A 9:43

News Release

TSX Symbol: CNV.UN **FOR IMMEDIATE RELEASE**

Convertible & Yield Advantage Trust Announces Special Distribution For Month Ending December 31, 2004

Toronto, December 21, 2004 – Convertible & Yield Advantage Trust (the "Trust") announces a capital gain distribution ("Special Distribution") in the amount of $0.6524 per unit payable on January 14, 2005 to unitholders of record as at December 31, 2004. This Special Distribution of realized capital gains is necessary to ensure that the Trust is not liable for income tax thereon.

The Trust previously announced the estimated amount of this Special Distribution.

The Trust is listed on the Toronto Stock Exchange under the symbol CNV.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\dec04\rel-skylon-convert2.doc



CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com


News Release

TSX Symbol: SKG.UN **FOR IMMEDIATE RELEASE**

Skylon Growth & Income Trust Announces Distribution For Month Ending December 31, 2004

Toronto, December 15, 2004 – Skylon Growth & Income Trust (the "Trust") announces a distribution for the month ending December 31, 2004 of $0.05833 per unit payable on January 14, 2005 to unitholders of record as at December 31, 2004.

The Trust's investment objectives are: (i) to provide unitholders with monthly distributions; (ii) to endeavour to preserve capital throughout the life of the Trust; and (iii) to enhance the long-term total return of the Portfolio.

The Trust is listed on the Toronto Stock Exchange under the symbol SKG.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\dec04\rel-skylon-growth.doc



CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com


News Release

TSX Symbol: SKA.UN **FOR IMMEDIATE RELEASE**

Skylon All Asset Trust Announces Initial Quarterly Distribution to Unitholders

Toronto, December 15, 2004 – Skylon All Asset Trust (the "Trust") announced today its initial quarterly distribution for the period ending December 31, 2004 of $0.314 per unit payable on January 14, 2005 to unitholders of record as at December 31, 2004.

The Trust's investment objectives are: (i) to seek a maximum inflation-adjusted real return, consistent with preservation of capital; and (ii) to provide unitholders with tax efficient quarterly distributions consisting primarily of capital gains and returns of capital.

The Trust is listed on the Toronto Stock Exchange under the symbol SKA.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\dec04\rel-all-asset.doc



CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: CNV.UN **FOR IMMEDIATE RELEASE**

Convertible & Yield Advantage Trust Announces Regular and Special Distributions For Month Ending December 31, 2004

Toronto, December 15, 2004 – Convertible & Yield Advantage Trust (the "Trust") announces a distribution for the month ending December 31, 2004 of $0.1458 per unit payable on January 14, 2005 to unitholders of record as at December 31, 2004.

In addition, the Trust announces an estimated capital gain distribution ("Special Distribution") in the amount of $0.68 per unit payable on January 14, 2005 to unitholders of record as at December 31, 2004. This Special Distribution is necessary to ensure that the Trust is not liable for income tax thereon.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of monthly distributions of $0.1458 per unit ($1.75 per annum to yield 7.0% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about October 31, 2013.

The Trust is listed on the Toronto Stock Exchange under the symbol CNV.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact:

Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

82-4994



CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Funds' settlement agreement approved by the Ontario Securities Commission

TORONTO (December 16, 2004) – CI Fund Management Inc. and its wholly-owned subsidiary CI Mutual Funds Inc. ("CI") confirmed that a panel of the Ontario Securities Commission ("OSC") today approved CI's settlement agreement with Staff of the OSC relating to concerns raised by Staff with respect to certain trading by a small number of institutional investors in certain of CI's mutual funds.

Under the settlement agreement, CI has agreed to make a payment of $49.3 million (plus interest to the date of the approval by the OSC of the plan for distribution of this compensation at the rate of 5% per annum) to investors in its mutual funds that were affected by this trading.

"We chose to make this payment because of CI's continuing commitment to putting investors' interests first and foremost," said William T. Holland, President and Chief Executive Officer of CI Fund Management. "We have co-operated with the OSC since it began its review of the mutual fund industry over a year ago, and we continue to fully support this process."

CI is confident that there is no market timing in its funds today, and Staff of the OSC indicated it had found no evidence of ongoing market timing in CI funds. CI enhanced its policies and procedures in late 2003 to prevent and detect market timing and frequent trading. OSC Staff also indicated that it had found no evidence of market timing by any insiders at CI and no evidence of late trading in CI's funds.

CI will be developing a plan for the distribution of the compensation to unitholders, with oversight from an independent consultant. CI will provide its proposed plan to the OSC for approval before September 30, 2005, and will implement the plan within three months of it being approved by the OSC. An independent consultant also will oversee the implementation of the plan.

CI's intention is to finish the compensation process as quickly as possible and to minimize any inconvenience to investors and their advisors.

CI Fund Management Inc. (TSX: CIX) is an independent Canadian-owned wealth management company with approximately $65.7 billion in fee-earning assets as of November 30, 2004. Through its principal operating subsidiaries, CI Mutual Funds Inc., Assante Corporation and Skylon Advisors Inc., CI offers a broad range of investment products and services, including an industry-leading selection of investment funds.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

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CI Funds®

News Release

For further information contact:
Murray Oxby
Director, Communications
CI Mutual Funds Inc.
(416) 364-1145